December 11, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GulfMark Offshore, Inc.
Registration Statement on Form S-3 (No. 333-207972)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of GulfMark Offshore, Inc., a Delaware corporation (the “Company”), I hereby respectfully request that the effectiveness of the Company’s Registration Statement on Form S-3 (Registration No. 333-207972) (the “Registration Statement”) be accelerated to Tuesday, December 15, 2015 at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this request to Shelton Vaughan at (713) 402-3906.

Very truly yours,

/s/ William C. Long

William C. Long

Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan
Duane Morris LLP

GulfMark Offshore Inc

842 West Sam Houston Parkway North, Suite 400

Houston Texas 77024

Tel: 713 963 9522 Fax: 713 963 0541

www.gulfmark.com